Exhibit 99.3

PDD Holdings Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

Form of Proxy for Annual General Meeting (or any adjournment or postponement thereof)
held via live webcast and teleconference at 7:00 a.m., Irish Standard Time, on December 20, 2024. (Note 1)

I/We,

Please Print Name(s)

of

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ Class A ordinary shares(Note 2), par value US$0.000005 per share, of PDD Holdings Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 3) or ___________________ of _______________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) or postponement(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 4)	AGAINST (Note 4)	ABSTAIN (Note 4)
1.	As an ordinary resolution: THAT Mr. Lei Chen be re-elected as a director of the Company.	☐	☐	☐
2.	As an ordinary resolution: THAT Mr. Jiazhen Zhao be re-elected as a director of the Company.	☐	☐	☐
3.	As an ordinary resolution: THAT Mr. Anthony Kam Ping Leung be re-elected as a director of the Company.	☐	☐	☐
4.	As an ordinary resolution: THAT Mr. Haifeng Lin be re-elected as a director of the Company.	☐	☐	☐
5.	As an ordinary resolution: THAT Dr. Ivonne M.C.M. Rietjens be re-elected as a director of the Company.	☐	☐	☐
6.	As an ordinary resolution: THAT Mr. George Yong-Boon Yeo be re-elected as a director of the Company.	☐	☐	☐

Notes:

[1]	Please send the completed and signed proxy form to us (i) by mail to First Floor, 25 St Stephen's Green, Dublin 2, D02 XF99 Ireland (Attention to Investor Relations), or (ii) by email to investor@pddholdings.com.
[2]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy card will be deemed to relate to all the shares in the Company registered in your name(s).
[3]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[4]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion.

Dated _________________, 2024	Signature(s) (Note 5) ___________________________________

[5]	This proxy card must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.

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